Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC V6M 2A3

Telephone: 604.648.1413

Facsimile:  604.688.2582

March 25, 2010

United States Securities and Exchange Commission

Division of corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry

# pages = 12

Re:

Freegold Ventures Limited

Form 20-F for the Year Ended December 31, 2008

Filed April 27, 2009

File No. 0-29840

Response to March 2, 2010 letter

Dear Sir:

Further to Securities and Exchange Commission (“SEC”) letter dated 1 March 2010, we write to provide the following amended 20-F A which includes the following responses for your review:

1.

Form 20-F for the Fiscal Year Ended December 31, 2008

Please find attached the initial correspondence, including Appendix I and II, to your December 4, 2009 and December 11, 2009 letters.

      2.

Controls and Procedures, page 113

The Company’s amended Form 20-F will disclose management’s conclusion as to the effectiveness of internal controls over financial reporting as detailed in Appendix III.

      3.

Controls and Procedures, page 113

The Company’s amended Form 20-F will disclose management’s conclusion as to the effectiveness of disclosure controls and procedures as detailed in Appendix IIII.

www.freeegoldventures.com

___________________________________________________________________________________________________________

4.

            Exhibit 5, page 123.

The Company will include separate, correctly worded certifications on future filings as attached in Appendix IV.

5.

            Independent Auditor’s report for the year ended December 31, 2006 from previous auditor.

The Company has included the previous auditor’s report for the year ended December 31, 2006.

Should you have any questions in regard to these matters we ask that you not hesitate to contact the undersigned at 1-604-648-1413.

Yours truly,

FREEGOLD VENTURES LIMITED

Gord Steblin – CFO

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC V6M 2A3

Telephone: 604.648.1413

Facsimile:  604.688.2582

December 23, 2009

United States Securities and Exchange Commission

Division of corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry

Fax 703-813-6982

# pages = 6

Re:

Freegold Ventures Limited

Form 20-F for the Year Ended December 31, 2008

Filed April 27, 2009

File No. 0-29840

Response to December 4, 2009 and December 11, 2009 letters

Dear Sir:

Further to Securities and Exchange Commission (“SEC”) letter dated 4 December 2009, we write to provide the following responses for your review:

1&2.

Controls and Procedures, page 113

-

The Company’s amended Form 20-F will disclose management’s annual report on internal control over financial reporting as detailed in Appendix I.

-

The Company’s assessment of internal control over financials reporting as of December 31, 2008 is detailed in Appendix I.

      3.

Exhibit 5, page 123

-

The Company’s amended Form 20-F will include separate, correctly worded certifications.  Please refer to attached.

www.freeegoldventures.com

6.

            Independent Auditor’s Report, page 2.

-The Company did not have its predecessor auditor update their audit opinion dated December 31, 2006 as the Company understood that when the 20F is filed as an annual report and not as a registration statement, that there is no requirement to have the former auditor review the Form 20F and the audited statements.

We respectfully ask that this potential requirement be waived because the Company plans on exiting the U.S. reporting system through deregistration under the U.S. Securities Exchange Act of 1934 as the burdens of complying outweigh the advantages.

Further to Securities and Exchange Commission (“SEC”) letter dated 11 December 2009, we write to provide the following responses:

1.

Will remove the technical report attached as an exhibit to the filing.

2.

Will ensure all future filings are correctly paginated.

3.

Have included the suggested “Cautionary Note to U.S. Investors” on our website under “Corporate – Governance – Cautionary Note & Disclaimer”.

4.

Have included the suggested “Cautionary language” in regards to adjacent mineral properties on our website under “Corporate – Governance – Cautionary Note & Disclaimer”.

5.

Information about mines, prospects adjacent or analogous properties, deposits, occurrences or exploration activities by other companies operating in or near our properties have been removed.

6.

Edited the sections regarding sample ranges, grab samples and chemical analyses as per your letter.

In connection with the above comments, the Company acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with response to the filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions in regard to these matters we ask that you not hesitate to contact the undersigned at 1-604-648-1413.

Yours truly,

FREEGOLD VENTURES LIMITED

Gord Steblin - CFO

APPENDIX I

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.

Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report the Company’s disclosure controls and procedures were designed and are effective in providing reasonable assurance that:

•

information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and

•

material information required to be disclosed in our reports is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

___________________________________________________________________________________________________________

Based on this evaluation, management has concluded that as of December 31, 2008, there are certain weaknesses in the design of its internal control over financial reporting.  The existence of these weaknesses is mitigated by the monitoring of senior management; however, management has also engaged the services of an external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

APPENDIX II

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.E.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steve Manz, Chief Executive Officer of Freegold Ventures Limited, certify that:

1.

I have reviewed this annual report on Form 20-F of Freegold Ventures Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

April 9, 2009

FREEGOLD VENTURES LIMITED

“Steve Manz”, Chief Executive Officer

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERTIFICATION OF C.F.O PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gordon Steblin, Chief Financial Officer of Freegold Ventures Limited, certify that:

1.

I have reviewed this annual report on Form 20-F of Freegold Ventures Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our more recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

April 9, 2009

FREEGOLD VENTURES LIMITED

“Gordon Steblin”, Chief Financial Officer

APPENDIX III

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by the Company’s principal executive officer and principal financial officer.

Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded as of the end of the period covered by this report the Company’s disclosure controls and procedures were designed and are effective in providing reasonable assurance that:

•

information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and

•

material information required to be disclosed in our reports is accumulated and communicated to management, including the Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(e) under the Exchange Act.  Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s internal control over financial reporting was to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Based on this evaluation, management has concluded that as of December 31, 2008, the internal controls over financial reporting was effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in internal control over financial reporting

During the Company’s most recently completed financial year ended December 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

APPENDIX IV

CERTIFICATIONS

I, Kristina Walcott, certify that:

1.

I have reviewed this annual report on Form 20F of Freegold Ventures Limited (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based of my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this  report.

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control of financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our more recent evaluation of the internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management of other employees who have a significant role in the Company’s internal control over financial reporting.

Date:   March 26, 2010

“Kristina Walcott”

__________________________________

Kristina Walcott

Chief Executive Officer

CERTIFICATIONS

I, Gordon Steblin, certify that:

1.

I have reviewed this annual report on Form 20F of Freegold Ventures Limited (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based of my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this  report.

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control of financial reporting.

5.

The Company’s other certifying officer and I have disclosed, based on our more recent evaluation of the internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

c.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

d.

Any fraud, whether or not material, that involves management of other employees who have a significant role in the Company’s internal control over financial reporting.

Date:   March 26, 2010

“Gordon Steblin”

__________________________________

Gordon Steblin

Chief Financial Officer